Exhibit 99.2

AURA ANNOUNCES ITS 2025 SUSTAINABILITY REPORT

ROAD TOWN, British Virgin Islands, May 19, 2026 - Aura Minerals Inc. (NASDAQ: AUGO and B3: AURA33) (“Aura” or the “Company”) announces its 6th Annual Sustainability Report showcasing the Company’s progress in promoting safety, responsibility, sustainability, and innovation, prepared in with reference to Global Reporting Initiative (GRI) standards, the report ensures clear and transparent disclosure of Aura’s financial, environmental, and social performance. The full report can be found on “Sustainability - Aura Minerals” on Aura’s website.

Rodrigo Barbosa, President & CEO commented: “At Aura, we view mining not only as a responsibility to meet environmental and social expectations and regulations, but as a unique opportunity to go beyond compliance and actively create shared value for communities, the environment, and all stakeholders — especially in remote regions that often lack basic infrastructure. Concrete examples of this approach include turning wastewater from a neighboring city into process water for gold production in Brazil’s semi-arid region, and repurposing mining waste as agricultural inputs in Almas. In Honduras, through our Sementes da Esperança project, we are introducing innovative technology developed in Brazil to transform formerly mined areas into high-value crops, particularly grapes for the production of premium wines.

In 2025 alone, we directed US$ 174.7 million to local suppliers — equivalent to 43% of our total purchases — while hiring approximately 67% of our workforce from the communities where we operate. We also achieved zero lost-time accidents across our operations and continue to expand initiatives in operational innovation, artificial intelligence, and the creation of a lasting legacy in the territories we touch.”.

2025 Sustainability Report Highlights:

•	Water Reuse in the Semi-Arid Region One of Aura’s main environmental highlights is the Borborema operation, in Rio Grande do Norte. The company invested approximately R$ 45 million in the construction of a Wastewater Treatment Plant (WTP). Through a partnership with the Water and Sewage Company of Rio Grande do Norte (CAERN), the project captures domestic sewage from the municipality of Currais Novos, treats the water, and reuses it in the mining operation. The water travels more than 27 kilometers to the plant and is continuously reused throughout the operational process, reducing pressure on local water resources and contributing to urban sanitation in the region.

•	Post-Mining and Social Development: On the social agenda, one of the year’s main highlights was the progress of the Sementes da Esperança (Seeds of Hope) program, a project being developed by Aura through the San Andrés Foundation in the Copán region of Honduras, aimed at creating economic alternatives in post-mining regions. The initiative is transforming previously mined areas into vineyards, with the potential for future high quality wine production. Still in its early stages, this pilot project aims to connect land restoration, income generation, and local economic development, demonstrating how shared value can be created through the rehabilitation of impacted areas. Between 2024 and 2025, 1,440 grapevines were planted in reclaimed areas, with a survival rate of 84%. Inspired by economic diversification experiences observed in the interior of São Paulo, the initiative was structured based on the company’s own studies on local climate, soil fertility, and agricultural potential. It is expected that, after the testing and maturation phase, the activities will contribute to the creation of approximately 250 direct and indirect jobs in the region. Building long-term relationships with communities is also part of the company’s strategy in the territories where it operates. In Guatemala, Aura dedicated more than 1,000 hours to permanent community dialogue sessions — including weekly routines, site visits, and open forums to address questions. As a result, Aura modified the original project to not only address local concerns but to go beyond them. The company approved specific investments to treat water to drinking-water standards, making Era Dorada one of the first municipalities in Guatemala to have access to purified water.

•	Waste Repurposing and Operational Innovation: At the Almas unit (TO), Aura advanced the Soil Remineralizer Project, an initiative that transforms rock dust generated during mining operations — material that would otherwise be sent to tailings dams — into an agricultural input for soil remineralization. Agronomic and food safety tests have demonstrated promising potential for controlled application in agriculture. For the company, innovation is part of the business and is not limited to large projects — it is also present in the small improvements that transform day-to-day operations. In 2025, the company registered 623 ideas from its teams, a 30% increase compared to the previous year. Global efficiency initiatives generated savings of US$ 45.6 million for the company. At Aranzazu, in Mexico, the Company expanded the use of artificial intelligence and automation in mineral processing control. The Automet project, which integrated statistical data analysis, artificial intelligence algorithms, and advanced process control, reduced input costs by approximately 16% in six months, while also generating gains in copper, gold, and silver metallurgical recovery.

Borborema WTP, at Aura’s unit in Currais Novos, in the Seridó Potiguar region.

About Aura

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, Borborema and MSG gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; and the Carajás copper project in the Carajás region, in the exploration phase.

For more information, please contact:

Investor Relations

ri@auraminerals.com

www.auraminerals.com

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which include, but are not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including the expected timing of the Dividend; the further potential of the Company’s properties; and the ability of the Company to achieve its short and long term outlook and the anticipated timing and results thereof.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Specific reference is made to the most recent 20-F on file with certain Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, the ability of the Company to achieve its short-term and longer-term outlook and the anticipated timing and results thereof, the ability to lower costs and increase production, the ability of the Company to successfully achieve business objectives, copper and gold or certain other commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.